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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                  RULE 14d-100
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            BLOCK DRUG COMPANY, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        SMITHKLINE BEECHAM PLC (OFFEROR)
                                      AND

                         SB ACQUISITION CORP. (OFFEROR)
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   093644102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JAMES R. BEERY
                             SMITHKLINE BEECHAM PLC
                             ONE NEW HORIZON COURT
                          BRENTFORD, MIDDLESEX TW8 9EP
                                    ENGLAND
                             (011 44) 208-975-2000

                                   Copies to:
                                JAMES F. MUNSELL
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                               NEW YORK, NY 10006
                                 (212) 225-2000

                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------
                   $770,703,846                                          $154,141
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

 * For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Value was calculated on the basis of (i) 14,541,582 shares of Class A common stock, par value $.10 per share, and (ii) the tender offer price of $53.00 per share. The Transaction Value does not include the value of the transaction with respect to the offer to purchase all outstanding shares of Class B common stock, par value $.10 per share, of Block Drug Company, Inc., which shares are not registered under the Securities Exchange Act of 1934, as amended.

** The filing fee, calculated in accordance with Rule 0-11, is 1/50th of one percent of the aggregate Transaction Value.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Filing Party:

Form or Registration No.:      Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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     This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by
SB Acquisition Corp., a New Jersey corporation ("Purchaser") and a wholly owned subsidiary of SmithKline Beecham plc, a public limited company organized under the laws of England and Wales ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Class A common stock, par value $.10 per share, of Block Drug Company, Inc. (the "Class A Stock") at a purchase price of $53.00 per share, net to the seller in cash. This Schedule TO does not relate to the separate but simultaneous offer by the Purchaser to purchase all of the outstanding shares of Class B common stock, par value $.10 per share, of Block Drug Company, Inc. (the "Class B Stock" and, collectively with the outstanding shares of Class A Stock, the "Shares"), at a purchase price of $53.00 per share, net to the seller in cash. Such offers are being made together upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), together with any amendments or supplements thereto. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of October 7, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS

          Not applicable

ITEM 12.  EXHIBITS

           (a)(1)(A)        Offer to Purchase, dated as of October 19, 2000
           (a)(1)(B)        Form of Letter of Transmittal
           (a)(1)(C)        Form of Notice of Guaranteed Delivery
           (a)(1)(D)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees
           (a)(1)(E)        Form of Letter to Clients for Use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other Nominees
           (a)(1)(F)        Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9
           (a)(1)(G)        Text of Press Release issued by Parent and the Company on
                            October 9, 2000 (incorporated by reference to the Schedule
                            TO-C filed by SmithKline Beecham plc and SB Acquisition
                            Corp. on October 11, 2000)
           (a)(1)(H)        Summary Advertisement as published in the Wall Street
                            Journal on October 19, 2000
           (b)              Not applicable
           (d)(1)           Agreement and Plan of Merger, dated as of October 7, 2000, among the Company, Parent and Purchaser (incorporated by
                            reference to Exhibit 2.1 to the report on Form 8-K filed by
                            Block Drug Company, Inc. on October 9, 2000)
           (d)(2)           Block Drug Company, Inc. Voting and Tender Agreement, dated as of October 7, 2000, among Parent, Purchaser and certain shareholders of the Company (incorporated by reference to
                            Exhibit 2.2 to the report on Form 8-K filed by Block Drug
                            Company, Inc. on October 9, 2000)
           (g)              Not applicable
           (h)              Not applicable

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2000
                                          SMITHKLINE BEECHAM PLC

                                          By: /s/ JAMES R. FORD
                                            ------------------------------------
                                              Name: James R. Ford
                                              Title:  Attorney-in-Fact

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2000
                                          SB ACQUISITION CORP.

                                          By: /s/ DONALD F. PARMAN
                                            ------------------------------------
                                              Name: Donald F. Parman
                                              Title:  Assistant Secretary

                                        3
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                                 EXHIBIT INDEX

  EXHIBIT NUMBER
  --------------                               DESCRIPTION
  (a)(1)(A)            Offer to Purchase, dated as of October 19, 2000
  (a)(1)(B)            Form of Letter of Transmittal
  (a)(1)(C)            Form of Notice of Guaranteed Delivery
  (a)(1)(D)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees
  (a)(1)(E)            Form of Letter to Clients for Use by Brokers, Dealers,
                       Commercial Banks, Trust Companies and Other Nominees
  (a)(1)(F)            Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9
  (a)(1)(G)            Text of Press Release issued by Parent and the Company on
                       October 9, 2000 (incorporated by reference to the Schedule
                       TO-C filed by SmithKline Beecham plc and SB Acquisition
                       Corp. on October 11, 2000)
  (a)(1)(H)            Summary Advertisement as published in the Wall Street
                       Journal on October 19, 2000
  (d)(1)               Agreement and Plan of Merger, dated as of October 7, 2000, among the Company, Parent and Purchaser (incorporated by
                       reference to Exhibit 2.1 to the report on Form 8-K filed by
                       Block Drug Company, Inc. on October 9, 2000)
  (d)(2)               Block Drug Company, Inc. Voting and Tender Agreement, dated as of October 7, 2000, among Parent, Purchaser and certain shareholders of the Company (incorporated by reference to
                       Exhibit 2.2 to the report on Form 8-K filed by Block Drug
                       Company, Inc. on October 9, 2000)
  (i)                  Power of Attorney